UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

THERAVANCE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

88338T104
(CUSIP Number)

Victoria A. Whyte
GlaxoSmithKline plc
980 Great West Road
Brentford, Middlesex TW8 9GS
Telephone: +44 (0)208 047 5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 88338T104	SCHEDULE 13D	Page 2 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 15,814,421 shares of Common Stock (See Items 5(a) and 5(b))
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 15,814,421 shares of Common Stock (See Items 5(a) and 5(b))
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,814,421 shares of Common Stock (See Item 5(a))
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3% of the shares of Common Stock (See Item 5(a))
14	TYPE OF REPORTING PERSON CO

CUSIP No. 88338T104	SCHEDULE 13D	Page 3 of 9

Item 1.                     Security and Issuer.

This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on December 9, 2010 (the “Schedule 13D” and as amended by this Amendment No. 1, the “Statement”) with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Theravance, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principle executive offices are located at 901 Gateway Blvd., South San Francisco, CA 94080. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.                     Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety and replacing it with Schedule 1 attached hereto.

Item 3.                     Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On February 14, 2012, Glaxo Group Limited (“GGL”) acquired 88,468 shares of Common Stock for total consideration of $1,603,040.16, which consideration was obtained from the working capital of GGL.  GGL expects to acquire 10,000,000 shares of Common Stock pursuant to the 2012 Common Stock Purchase Agreement described below for total consideration of $212,887,000.00 which consideration is expected to be obtained from the working capital of GGL.

Item 4.                     Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On April 2, 2012, GGL and GlaxoSmithKline LLC (“GSK”) entered into a Common Stock Purchase Agreement with the Issuer (the “2012 Common Stock Purchase Agreement”), pursuant to which the Issuer agreed to issue and sell, and GGL agreed to purchase, 10,000,000 shares of Common Stock (the “Shares”) for $21.2887 per share for an aggregate purchase price of $212,887,000.00 (the “Purchase”).  Consummation of the Purchase is subject to certain conditions, including the expiration of the waiting period under the Hart-Scott-Rodino Act and the approval of the issuance of the Shares by holders of a majority of Common Stock present and eligible to vote at a meeting of such holders.  The description of the 2012 Common Stock Purchase Agreement in this Item 4 is qualified in its entirety by reference to the full text of the 2012 Common Stock Purchase Agreement, a copy of which is attached as Exhibit 5 hereto and incorporated herein by reference.

CUSIP No. 88338T104	SCHEDULE 13D	Page 4 of 9

In addition to the transactions described above, GSK has the right to purchase shares of Common Stock from the Issuer on a quarterly basis in the amount sufficient to maintain its ownership percentage in the Issuer taking into account the preceding quarter’s option exercise and equity vesting activity (the “Quarterly Right”).  In connection with the Quarterly Right, on February 14, 2012, GGL acquired 88,468 shares of Common Stock pursuant to an agreement in a form substantially similar to the Common Stock Purchase Agreement.  The total consideration paid by GGL was $1,603,040.16.  GSK currently expects that GGL will continue to exercise the Quarterly Right in the future.

Item 5.                     Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a) GlaxoSmithKline plc beneficially owns 15,814,421 shares of Common Stock, which represents 18.3% of the 86,149,162 shares of Common Stock outstanding.

(b)           Subject to the limitations described in Item 4 of this Statement, GlaxoSmithKline plc has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 15,814,421 shares of Common Stock described in Item 5(a).

(c)           Except as described herein, no transactions in shares of Common Stock were effected during the past 60 days by GlaxoSmithKline plc.

(d)           No person, other than GlaxoSmithKline plc, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by GlaxoSmithKline plc.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended by adding to the end of Item 6 the following:

In connection with the entry into the 2012 Common Stock Purchase Agreement, the Issuer’s directors and executive officers have agreed to vote any shares of Common Stock beneficially held by them that are eligible to vote at the Issuer’s stockholder meeting in favor of approving the issuance of the Shares to GGL.

Item 7.                      Material To Be Filed As Exhibits.

The response set forth in Item 7 of the Schedule 13D is hereby amended by adding to the end of Item 7 the following:

CUSIP No. 88338T104	SCHEDULE 13D	Page 5 of 9

Exhibit	Name

5
Common Stock Purchase Agreement, dated April 2, 2012, by and among the Issuer, GGL and GSK, a copy of which is incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on April 2, 2012.

CUSIP No. 88338T104	SCHEDULE 13D	Page 6 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GLAXOSMITHKLINE PLC

/s/ Victoria A. Whyte By: Victoria A. Whyte Title: Company Secretary

CUSIP No. 88338T104	SCHEDULE 13D	Page 7 of 9
SCHEDULE I

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Sir Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer	British
Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Financial Officer	British
Dr. Moncef Slaoui	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director Chairman Research & Development	Moroccan & Belgian
Sir Christopher Gent	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British
Professor Sir Roy Anderson	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Dr. Stephanie Burns	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Stacey Cartwright	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Lawrence Culp	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Sir Crispin Davis	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

CUSIP No. 88338T104	SCHEDULE 13D	Page 8 of 9

Name	Business Address	Principal Occupation or Employment	Citizenship

James Murdoch	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Dr. Daniel Podolsky	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Tom de Swaan	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Dutch
Sir Robert Wilson	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Corporate Executive Team
Sir Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer	British
Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Financial Officer	British
Dr. Moncef Slaoui	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director Chairman Research & Development	Moroccan & Belgian
Simon Bicknell	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Governance, Ethics and Assurance	British
Deirdre Connelly	One Franklin Plaza Philadelphia, PA 19102	President, Pharmaceuticals, North America	US
Marc Dunoyer	980 Great West Road Brentford Middlesex, England TW8 9GS	Global Head – Rare Diseases Unit	French

CUSIP No. 88338T104	SCHEDULE 13D	Page 9 of 9
Name	Business Address	Principal Occupation or Employment	Citizenship

Edward Gray	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Pharmaceuticals Europe	British
Abbas Hussain	150 Beach Road 22-00 Gateway West 189720 Singapore	President, Emerging Markets & Asia Pacific	British
William Louv	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	Senior Vice President, Core Business Services & Chief Information Officer	US
Dr. David Pulman	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	President, Global Manufacturing & Supply	British
David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British
Christophe Weber	Avenue Pascal 2/6 B-100 Wavre Belgium	President, Biologicals	French
Claire Thomas	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resources	British
Phil Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Communications	British
Daniel Troy	One Franklin Plaza Philadelphia, PA 19102	Senior Vice President & General Counsel	US
Dr. Patrick Vallance	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Pharmaceuticals, R&D	British
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Consumer Healthcare Worldwide	British